Exhibit B

This English language document is a free translation of the original French text and has been prepared. Only the French text is legally binding. In case of discrepancies, the French version shall prevail.

SIMPLIFIED ALTERNATIVE PUBLIC

CASH OR EXCHANGE OFFER

FOR THE SHARES OF

INITIATED BY

PRESENTED BY

Presenting bank	Presenting bank	Presenting and Guaranteeing bank

INFORMATION RELATING, IN PARTICULAR, TO THE LEGAL, FINANCIAL AND ACCOUNTING CHARACTERISTICS OF

EDF

This document relating to the other information on EDF was filed with the Autorité des marchés financiers (the “AMF”) on May 25, 2011, pursuant to the provisions of article 231-28 of the AMF General Regulations and to article 5 of the AMF instruction No. 2006-07 of July 25, 2006. This document was prepared under the responsibility of EDF.

This information document completes the offer document relating to the simplified alternative public cash or exchange offer of EDF on EDF Energies Nouvelles with visa number 11-172 dated May 24, 2011, pursuant to the compliance decision dated May 24, 2011.

Copies of this document and of EDF’s offer document are available on the website of the AMF and EDF (www.amf-france.org and http://finance.edf.com, link “News and publications”, respectively) or can be obtained free of charge upon request to:

Barclays Capital 34/36, Av de Friedland 75 383 Paris cedex 8	Credit Suisse AG, Succursale de Paris 25 avenue Kléber 75784 Paris cedex 16	Société Générale GLFI/GCM/SEG 75886 Paris cedex 18

EDF 22/30 avenue de Wagram 75382 Paris Cedex 08

A press release will be published at the latest on May 26, 2011, in accordance with articles 231-28 and 221-3 of the AMF General Regulations in order to inform the public about how this document will be made available.

1.	PREAMBLE

As a reminder, pursuant to Title III of Book II, and in particular to article 233-1 1° of the AMF General Regulation, EDF, a French société anonyme governed by a board of directors, incorporated under the laws of France, with a share capital of EUR 924,433,331, which registered office is located at 22-30 avenue de Wagram, 75008 Paris, France, registered with the Paris company registry under number 552 081 317, which shares are listed on Compartment A of Euronext Paris under the ISIN code FR0010242511 (“EDF”) irrevocably offers the shareholders of EDF Energies Nouvelles, a société anonyme governed by a board of directors, incorporated under the laws of France, with a share capital of EUR 124,109,465.60, which registered office is located at Cœur Défense – Tour B, 100 Esplanade du Général de Gaulle, 92932 Paris la Défense, France, registered with the Nanterre company registry under number 379 677 636 (“EDF Energies Nouvelles”), and which shares are listed on Compartment A of Euronext Paris under the ISIN code FR0010400143 (the “EDF Energies Nouvelles Shares”), to acquire all of their EDF Energies Nouvelles Shares under the conditions set out below (the “Offer”)

The Offer covers all of the existing EDF Energies Nouvelles Shares which are not, as of this date, directly or indirectly held by EDF, namely 38,784,208 shares, with the exception of (i) the underlying shares relating to bonus share allocation plans being held in treasury and corresponding to bonus shares currently being acquired, which amount to, as of April 7, 2011, 173,726 EDF Energies Nouvelles Shares and, as indicated by EDF Energies Nouvelles, will not be tendered into the Offer, and (ii) the 55,672 shares held under the liquidity agreement (contrat de liquidité) of EDF Energies Nouvelles, which, to the knowledge of EDF, corresponds to a total number of shares subject to the Offer of 38,554,810 EDF Energies Nouvelles Shares as of April 7, 2011 (source: EDF Energies Nouvelles).

Pursuant to articles 233-1 et seq. of the AMF General Regulation, EDF irrevocably undertakes to alternatively offer, for a period of 15 trading days, EDF Energies Nouvelles’ shareholders the possibility to:

-	tender their shares into the cash Offer in consideration for EUR 40 per EDF Energies Nouvelles share (ex-dividend);

-	tender their shares into the exchange Offer in consideration for 13 EDF shares, to be issued, that will carry full rights as from January 1, 2011 for 11 EDF Energies Nouvelles shares (ex-dividend); or

-	combine part of their shares contribution to the cash Offer and another part to the exchange Offer.

The background and terms of the Offer are contained in the offer document prepared by EDF with the AMF visa No. 11-172, dated May 24, 2011, available on the website of the AMF and EDF (www.amf-france.org and http://finance.edf.com, link “News and publications”, respectively). It can also be obtained free of charge upon request to:

Barclays Capital 34/36, Av. de Friedland 75383 Paris Cedex 8	Credit Suisse AG Succursale de Paris 25, Av. Kleber 75784 Paris Cedex 16	Société Générale GLFI/GCM/SEG 75886 Paris Cedex 18

EDF 22/30 avenue de Wagram 75382 Paris Cedex 08

2.	INFORMATION RELATING, IN PARTICULAR, TO THE LEGAL, FINANCIAL AND ACCOUNTING CHARACTERISTICS OF EDF

The information on the legal, financial and accounting characteristics of EDF are contained in EDF’s 2010 reference document, filed with the AMF on April 18, 2010 under number D.11-0320, which is incorporated by reference in this document.

EDF’s 2010 reference document is available on the AMF and EDF’s websites (www.amf-france.org and http://finance.edf.com, link “News and publications”, respectively). It can also be obtained free of charge upon request to EDF (22/30 avenue de Wagram - 75382 Paris Cedex 08).

EDF publishes press releases online on its website (http://finance.edf.com, link “News and publications”). EDF has, in particular, published the following press releases relating to material events having occurred since the filing of the 2010 reference document of EDF on April 18, 2011:

2.1	Press release of April 21, 2011 on EDF’s first Post-Fukushima recommendations to the French Nuclear Safety Authority

The April 21, 2011 press release is reproduced below:

“EDF has just put forward its first set of recommendations to the French Nuclear Safety Authority (ASN) commission for improvements to safety and management of its nuclear production fleet.

EDF’s fleet of nuclear power stations adhere to principles of continuous improvement. Existing facilities, along with new ones, are therefore constantly benefiting from the feedback gathered from all of its plants and learning the lessons from accidents that happen all around the world.

Following Fukushima, as an operator and designer, EDF, as part of its continuous improvement process, has launched a primary action plan for the short, medium and long term. Furthermore, EDF wishes to see a rapid harmonization of the specifications for these audits on a European level, on the basis of the text put forward by the association of Europe’s major safety authorities.

The program of measures recommended to the ASN includes a range of actions:

-	Assessment of the technical and human resources currently in place for accident situations at the highest level.

-

The creation of a national EDF rapid reaction task force to support the crisis program, including additional electricity and water backup equipment, with dedicated transport and human resources, all of which can be mobilized within 24 to 48 hours, at site level. These measures will work together with the Group’s crisis organization, to be mobilized and ready for action immediately, both locally and nationally.

-

An in-depth review of the design of power stations. This involves looking at the safety margins for facilities dealing with the events following earthquakes, floods, power failures or interruptions to cooling processes. These reviews, to take place between now and the end of 2011, will involve both reactors and spent fuel pools.

All of this assessment and safety margin review work will be carried out under the ASN’s control, and will be incorporated into the French nuclear safety audits to be carried out by the ASN at the Prime Minister’s request, in accordance with the completion of the stress tests demanded at a European level”.

2.2	Press release of April 28, 2011 on EDF’s comments further to the announced proposed merger of Exelon with Constellation Energy

The April 28, 2011 press release is reproduced below:

“EDF has read of Exelon (NYSE : EXC) and Constellation Energy (NYSE : CEG) proposed merger. “We are studying the proposed terms and, as all vigilant shareholders are undoubtedly doing, are evaluating the value proposition and our options. EDF will also be mindful that the integrity of our existing nuclear joint venture with Constellation is preserved”.

2.3	Press release of May 3, 2011 on EDF investment in Dunkirk methane terminal project

An excerpt of this press release of May 3, 2011 on the investment in Dunkirk methane terminal project is reproduced below. The full version of the press release is available on EDF’s website (http://finance.edf.com, link “News and publications”).

“EDF, via its subsidiary Dunkerque LNG, has confirmed its investment in the Dunkirk methane terminal project, at the Le Clipon site in Loon-Plage. The announcement follows the decision by the Grand Port Maritime de Dunkerque (Dunkirk port) to approve the project in May 2010.

The Dunkirk methane terminal, expected to come into service by the end of 2015, will have an annual re-gasification capacity of 13 billion m3 of gas (Gm3) boosting France’s capacity to import natural gas by 20%.

The new terminal will give EDF a balanced and diverse portfolio of sources for the supply of natural gas, allowing the Group to better meet the needs of its final customers with dual energy offerings (electricity + gas) and optimizing supplies to its gas-fired power stations. The facility is strategically located to serve all the markets of North-West Europe.

Within the Dunkirk region the project will have a formative impact on employment, recruiting up to 1850 people during construction work on the terminal between 2012 and 2015. Once in operation, the facility will create around 250 jobs in either direct operation of the terminal or other port professions.

Total investment in this national and European scale project will be € 1.5 billion. Three project managers will be jointly responsible for carrying out the project: the Grand Port Maritime de Dunkerque will build the port infrastructure, EDF the industrial installations and GRTgaz the connections to the gas transport network.

EDF will be in partnership with several European gas companies in this project. These will now be invited to confirm their participation, following EDF’s commitment. EDF will submit the detailed project to its Board of Directors in the near future.”

2.4	Press release of May 12, 2011 on EDF’s quarterly financial information

The press release of May 12, 2011 on EDF’s quarterly financial information is reproduced below except for the schedule relating to 2011 Q1 highlights (after February, 15, 2011) which is included in the 2010 reference document of EDF or in section 2 of this document.

The full version of this press release is available on EDF’s website (http://finance.edf.com, link “News and publications”).

“Quarterly financial information

—	First-quarter 2011 sales: 19.6 billion euros, organic growth of 1.3% at constant scope and exchange rates

—	Nuclear power generation in France increased 7.3 TWh, up 6.5% compared to Q1 2010

—	Organic EBITDA growth target for 2011 confirmed at between 4% and 6%

EDF Group sales

In € million	Q1 2010	Q1 2011	Change	o.w. exch. rate %	o.w. scope %	o.w. organic %
France	11,420	11,858	3.8%	0.0%	-0.2%	4.0%
UK	3,150	2,555	-18.9%	2.0%	-15.5%	-5.4%
Italy	1,492	1,587	6.4%	0.0%	0.2%	6.2%
Other International	2,053	2,155	5.0%	0.1%	-0.2%	5.1%
Other activities	1,643	1,444	-12.1%	0.8%	1.1%	-14.0%
Total International & Other activities	8,338	7,741	-7.2%	0.9%	-5.7%	-2.4%

Total Group	19,758	19,599	-0.8%	0.4%	-2.5%	1.3%

Henri Proglio, Chairman and CEO of EDF, said: “The performance of the first quarter enabled the Group to confirm its 2011 financial targets and reflects, notably, an increase in nuclear power generation in France, which was up 6.5% compared to the first quarter of 2010. The strong performance of the nuclear fleet testifies to the effectiveness of measures the Group has undertaken, such as the renewal of major components. These improvements are carried out as we continually strive to ensure the highest safety standards, for which EDF is always vigilant.”

EDF Group’s first-quarter 2011 sales totalled €19.6 billion, representing organic growth of 1.3% compared to the same period in 2010. This growth was due to excellent nuclear power generation in France in the first quarter – up by 7.3 TWh – which, given the particularly mild weather, enabled sales on the wholesale markets to be maximised (up €862 million). Excellent performance by the French nuclear division more than offset the 2.1 TWh drop in hydropower generation, due to exceptionally low rainfall. The 14% drop in sales within the “Other activities” segment (at constant scope and exchange rates) was mainly due to the decline in business at EDF Trading (down €228 million), caused by poor commodity market visibility, and high comps in the first quarter of 2010. Group sales were down 0.8% due to scope effects (-€487 million), notably in light of the sale of UK networks at end-2010.

EDF is confirming its financial targets for 2011:

-	Organic EBITDA growth in 2011 between 4% and 6%

-	Net debt/EBITDA ratio between 2 and 2.2x

-	Dividend at least stable compared to 2010.

First-quarter sales trends

France: increasing sales and excellent nuclear generation performance

In € million	Q1 2010	Q1 2011	Organic chg.
Total France	11,420	11,858	4.0%

In France, first-quarter 2011 sales amounted to €11.9 billion, representing an overall increase of 3.8% (and organic growth of 4%, with the difference due to a scope effect linked to the equity-method consolidation of RTE). This growth was notably due to the increase in integrated regulated tariffs (transportation and energy) in August 2010, as well as the increase in volumes sold on the wholesale markets. Net sales totalled 6 TWh in the first quarter of 2011, representing an increase of 12.1 TWh, compared to the first quarter of last year.

The first quarter of 2011 was marked by excellent nuclear generation performance, which increased by 7.3 TWh compared to the same period in 2010. The fleet’s excellent availability (Kd) over the quarter was associated with the absence of any significant unplanned events, which reflects the impact of the major component changeover programme. Currently, of the nine 10-year inspections in 2011, one has been completed and three are in progress. The excellent performance by the nuclear fleet more than offset the 2.1 TWh decline in hydropower generation compared to the first quarter of 2010.

United Kingdom: the weather effect and customer portfolio streamlining caused sales to decline

In € million	Q1 2010	Q1 2011	Organic chg.
Total United Kingdom	3,150	2,555	-5.4%

In the United Kingdom, sales totalled €2.6 billion, down 5.4% in organic terms compared to the first quarter of 2010 (and down 18.9% overall, due to a scope effect of -€488 million associated with the sale of distribution networks and the Eggborough power plant). At constant scope and exchange rates, sales were down by €170 million. There are two main reasons behind this drop in sales. Firstly, due to particularly mild weather, electricity and gas consumption declined in the first quarter of 2011. Secondly, EDF Energy decided to streamline its industrial customer portfolio, which led to a drop in its number of customers, without having a significant impact on results.

Nuclear generation reached 14.8 TWh in the first quarter of 2011, an increase of 0.9 TWh compared to the same period in 2010. The strong nuclear availability during the quarter partially offset the drop in sales due to the warm weather and streamlining of the customer portfolio.

Italy: Edison’s sales up but negative margins in the gas business

In € million	Q1 2010	Q1 2011	Organic chg.
Total Italy	1,492	1,587	6.2%
o/w Edison[2]	1,365	1,456	6.7%

[2]	EDF share: 48.96%

In Italy, sales generated by the Group totaled €1.6 billion, representing a total increase of 6.4% and organic growth of 6.2%.

Edison’s sales increased 6.7% in organic growth, driven by the electricity businesses, which benefited from a positive price effect and, to a lesser extent, a volume effect, with an increase in wholesale market sales. Edison’s hydrocarbon operation sales were stable in the first quarter of 2011. The gas business was impacted by negative margins, associated with difficulties encountered during the current renegotiation of long-term gas contracts.

Other international: sales up, driven mainly by Belgium and Poland

In € million	Q1 2010	Q1 2011	Organic chg.
Other International	2,053	2,155	5.1%

The Other International segment posted sales of €2.2 billion, a 5% increase overall (and organic growth of 5.1%). Belgium and Poland were mostly responsible for this solid performance. In Belgium, organic sales growth came out to 7.1%, mainly due to a price effect on indexed gas sales (no impact on income), and the increase in electricity volumes sold to industrial and residential customers. In Poland, organic sales growth came out to 4.4%, mainly due to a positive effect on electricity prices.

Other activities: margins down at EDF Trading against a difficult market backdrop

In € million	Q1 2010	Q1 2011	Organic chg.
Other activities	1,643	1,444	-14.0%

The Other activities segment contributed €1.4 billion to Group sales, down 12.1% and down 14% at constant scope and exchange rates (-€230 million). This decline was mainly due to the 51.8% contraction in margins at EDF Trading compared to the first quarter of 2010. The drop recorded in the first quarter of 2011 should be viewed in the context of the excellent performance achieved during the same period one year earlier. This quarter’s performance was mainly due to difficulties predicting commodity market trends in light of the unstable geopolitical backdrop affecting oil-producing countries.

Lastly, sales at EDF Energies Nouvelles were stable compared to last year. Sales of the Development and Sale of Structured Assets (DSSA) segment, down by 40% compared to the first quarter of 2010 – the bulk of sales are expected for the second half of 2011 – was offset by the sales of both Generation and Operations & Maintenance business segments, which increased compared to the first quarter of 2010 by 17.7% and 30.2%, respectively.”

2.5	Governmental announcement on the initial level of ARENH on April 19, 2011

On 19 April 2011, French Energy Minister Eric Besson announced that the French New Electricity Market Organisation (NOME) will be operational as of 1 July 2011. Alternative suppliers may obtain nuclear power from EDF, within an overall limit of 100 TWh, at a price representing the full cost of production and which must be consistent with the transitional rate in place since 2007 for industrial companies (TaRTAM); this rate will end on 1 July 2011.

Following this announcement, the administrative orders were published setting the price of this regulated supply of nuclear electricity (ARENH) at EUR 40/MWh for the period from July 1, 2011 to December 31, 2011, and EUR 42/MWh from January 1, 2012 for the first half of 2012.

3.	FINANCING OF THE OFFER

3.1	Financing of the Offer

In the event that all of the EDF Energies Nouvelles Shares subject to the Offer are tendered into the Cash Offer (except for the EDF Energies Nouvelles Shares that the Société Internationale d’Investissements Financiers, Mr. Pâris Mouratoglou and Mrs. Catherine Mouratoglou (the “Mouratoglou Group”) has undertaken to tender into the Exchange Offer and of the EDF Energies Nouvelles shares held by EDF Développement Environnement (“EDEV”), the total amount of the consideration in cash to be paid by EDF to EDF Energies Nouvelles shareholders having tendered their shares into the Offer would be of approximately EUR 1,153 million, without adjustment.

The Cash Offer will be financed by EDF with its own equity.

3.2	Offer-related costs

The global amount of the costs engaged by EDF in relation to the Offer including, in particular, commissions and other banking fees payable by EDF to the presenting banks, fees and other charges of external financial, legal and accounting advisors as well as any other experts and advisers and advertizing and communication costs, is estimated at EUR 12 million (before tax).

4.	IMPACT OF THE OFFER ON EDF’S MAIN ACCOUNTING RESULTS AND CONSOLIDATED ACCOUNTS

Considering that the Offer covers 38,554,810 EDF Energies Nouvelles Shares, and assuming that 100% of such shares are tendered into the Cash Offer (except for the EDF Energies Nouvelles Shares that the Groupe Mouratoglou has undertaken to tender into the Exchange Offer), the impact of the Offer on the consolidated accounts for the 2011 financial year would be a decrease of approximately 3% of the equity (EDF’s share) as of December 31, 2010 and of approximately 4% of the equity (including minority interests which are non-controlling interests) as of December 31, 2010. Based on the same assumptions, the impact of the Offer on EDF’s sales and earnings per share for the 2011 financial year would be negligible.

This estimate is based on several calculation assumptions which can generate significant variations on the actual impact of the Offer, such as, in particular, the total number of shares actually tendered into the Cash Offer, the average weighted price per share of the shares repurchased by EDF under its share repurchase program and the net results of EDF Energies Nouvelles as of the settlement date of the Offer.

5.	AUDITORS’ REPORT PURSUANT TO ARTICLE L. 225-148 OF THE FRENCH COMMERCIAL CODE

This is a free translation into English of the Statutory Auditors’ report on the conditions and consequences of the capital increase in consideration of EDF Energies Nouvelles S.A. shares tendered to the simplified alternative public cash or exchange offer issued in French and is provided solely for the convenience of English speaking readers.

The Statutory Auditors’ Report includes information specifically required by French law in such reports, whether qualified or not.

This report should be read in conjunction, and construed in accordance with, French law and professional auditing standards applicable in France.

Statutory Auditors’ report on the conditions and consequences of the capital increase in consideration of EDF Energies Nouvelles S.A. shares tendered to the simplified alternative public cash or exchange offer

To the shareholders,

In our capacity as Statutory Auditors of Electricité de France S.A. (hereinafter “the Company”) and in accordance with the procedures provided for Article L. 225-148 of the French Commercial Code (“Code de commerce”), we hereby report to you on the conditions and consequences of the capital increase in consideration of EDF Energies

Nouvelles S.A. shares, tendered to the public exchange offer proposed by your Company and subject to the simplified alternative public cash or exchange offer (“the Offering”). This report is included in the Document d’Information Complémentaire pursuant to article 231-28 of the Règlement général de l’AMF (the “Document complémentaire”), prepared in connection with the issuance of shares, which contains information relating, in particular, to the legal, financing and accounting characteristics of the Company.

The Shareholders’ meeting dated May 18, 2010, in its thirteenth resolution, has delegated its authority to the Board of Directors to increase the share capital of a nominal amount not exceeding €45,000,000, in consideration for securities tendered to a public exchange offer instigated by the Company, for a period of 26 months. Your Board of Directors, in its meeting dated April 8, 2011, has decided to use this delegation of authority and subdelegated to the Chairman and Chief Executive Officer all powers to this end and to proceed with the issuance of shares of your Company in consideration of the securities tendered to the exchange offer related to the shares of EDF Energies Nouvelles S.A.

Our role is to express a conclusion on the conditions of the issuance and its consequences on the situation of shareholders, as determined in relation to consolidated equity and net earnings per share.

We performed the procedures we considered necessary in accordance with professional guidance issued by the French National Institute of Statutory Auditors (“Compagnie Nationale des Commissaires aux Comptes”), applicable to this engagement. Such procedures consisted in verifying the information provided in the Document Complémentaire filed in relation to the Offering and describing the conditions and consequences of the issuance on the situation of shareholders, as determined in relation to the consolidated equity and net earnings per share of the Company.

We have no comments on the conditions and consequences of the issuance on the situation of shareholders, as determined in relation to the consolidated equity and net earnings per share, as presented.

Paris La Défense and Neuilly-sur-Seine, May 25, 2011

The Statutory Auditors

KPMG Audit		Deloitte & Associés
Département de KPMG S.A. French original signed by		French original signed by

Bernard Cattenoz	Jacques-François Lethu	Alain Pons	Patrick E. Suissa

6.	RESTRICTIONS OF THE OFFER ABROAD

Restrictions relating to the Offer abroad are set out in section 2.10 of the offer document (“Restrictions in relation to the Offer abroad”) with the AMF visa No. 11-172 of May 24, 2011.

7.	PERSON RESPONSIBLE FOR THIS DOCUMENT FOR EDF

“I certify that this document, which incorporates by reference the reference document filed with the AMF under number D.11-0320, and which is to be released no later than on the trading day preceding the opening of the Offer period, contains all of the required information pursuant to article 231-28 of the AMF General Regulations and to the AMF instruction No. 2006-07 in connection with the simplified alternative public cash or exchange offer initiated by EDF for the shares of EDF Energies Nouvelles. To my knowledge, the information provided in this document is accurate and does not contain any material omissions.”

Paris, May 25, 2011

Henri Proglio
Chairman and chief executive officer